March 12, 2007

Mail Stop 4561

Mr. Michael Schultz
Chief Financial Officer
Most Home Corp.
Unit 1 – 11491 Kingston Street
Maple Ridge, British Columbia, Canada V2X 0Y6

      RE: **Most Home Corp.**
                Form 10-KSB for the year ended July 31, 2006
                Filed November 14, 2006
                File No. 0-29067

Dear Mr. Schultz:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Linda van Doorn
                        Senior Assistant Chief Accountant